SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August, 2006
EKSPORTFINANS ASA
(Translation of registrant’s name into English)
Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40 F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 25, 2006	EKSPORTFINANS ASA
	By:	/s/TOR F. JOHANSEN
		Name:	Tor F. Johansen
		Title:	President and Chief Executive Officer

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EXHIBIT INDEX
     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.
1.	Press release dated August 25, 2006.	4
This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-112973 and Registration Statement No. 333-124095.

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PRESS RELEASE
August 25, 2006
Eksportfinans ASA Announces Restatement of US GAAP Reconciliations to Consolidated Financial Statements for 2005; No Change to Primary Financial Statements under Norwegian GAAP
Today, Eksportfinans ASA (Aaa/AA+/AAA) (the “Company”) announced that it expects to amend its Annual Report on Form 20-F for the year ended December 31, 2005 to restate the Company’s US GAAP reconciliation of its consolidated financial statements. In the light of today’s announcement, the US GAAP reconciliations and financial data contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 should not be relied upon.
The restatement is intended to correct the shareholders’ equity and net income presented in accordance with US GAAP and related US GAAP financial data due to inadvertent error in the accounting. Although the Company is still analyzing these issues, it currently expects that the restatement will change the Company’s net income as reported under US GAAP from profit to loss.
The incorrect accounting discovered does not affect the Company’s financial results reported under Norwegian GAAP for any year in the three-year period ended December 31, 2005, nor does it affect the Company’s capital adequacy, corporate strategies and operations or the Company’s current or future cash payments.
Moody’s Investors Services, Standard & Poor’s and Fitch Ratings have been informed about the Company’s expectation of and reasons for amending its Annual Report on Form 20-F for the year ended December 31, 2005 and the expected effect on the shareholders’ equity and net income as reported under US GAAP. The Company does not expect the restatement to have an effect on its ratings by these agencies.
The Company expects to file an amended Annual Report on Form 20-F for the year ended December 31, 2005, including the US GAAP reconciliations and financial data, shortly.
Eksportfinans is the Norwegian Export Credit Agency — the joint institution of the banks and the Norwegian Government — whose purpose is to develop and offer competitive, long-term financial services to the export industries and the local government sector.
Contact person:
Elise Lindbæk, Head of Information, phone: +47 90 51 82 50, email: el@eksportfinans.no
More information about Eksportfinans is available on www.eksportfinans.no
This press release contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements reflect current beliefs and expectations of Eksportfinans about its future results, performance, liquidity, financial condition, prospects and opportunities. These statements are identified by the use of forward-looking terminology, such as “anticipates”, “plans”, “believes”, “could”, “estimates”, “may”, “should”, “expects”, “intends”, “will”, “continue” or their negatives or other similar terms. These forward-looking statements rely on a number of assumptions concerning future events and involve known and unknown risks, uncertainties and other factors, many of which are outside of Eksportfinans’s control, Eksportfinans cautions that forward-looking statements involve risks or uncertainties that could cause Eksportfinans’s actual results to differ materially from those expressed or implied in these forward-looking statements, or could affect the extent to which a particular objective, projection, estimate, or prediction is realized. Actual results, performance or events may differ materially from those in such statements due to, without limitation: operational factors such as systems failure, human error, or the failure to properly implement procedures; the effects of changes in laws, regulations or accounting policies or practices; further investigation by Eksportfinans or any third party of Eksportfinans’s financial statements and, as a result, any further adjustments Eksportfinans may be required to make; and various other factors beyond our control. For further explanation of the factors that are most applicable to Eksportfinans, see the discussion of risk factors in Eksportfinans’s Annual Report on Form 20-F and the other reports filed by Eksportfinans with the US Securities and Exchange Commission. As a result, undue reliance should not be placed on such statements, and Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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